Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

THIRD QUARTER ENDED SEPETEMBER 30, 2014

TABLE OF CONTENTS

CORE BUSINESS	2
Q3 2014 OPERATING HIGHLIGHTS	3
BACKGROUND	5
REVIEW OF OPERATING AND FINANCIAL RESULTS	9
TAXES	16
REVIEW OF FINANCIAL CONDITION	18
FINANCIAL RESTRUCTURING PLAN– CCAA PROCEEDINGS	21
LITIGATION AND CONTINGENCIES	24
RISKS AND UNCERTAINTIES	26
DEVELOPMENT AND EXPLORATION	26
QUALIFIED PERSON	28
OUTSTANDING SHARE DATA	29
NON-IFRS PERFORMANCE MEASURES	29
CRITICAL ACCOUNTING ESTIMATES	31
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	32
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	33
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	33
CAUTIONARY NOTE TO U.S. INVESTORS	34
CORPORATE DIRECTORY	35

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed interim consolidated financial statements for the three and nine months ended September 30, 2014, and the annual audited consolidated financial statements and MD&A for the year ended December 31, 2013 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). For further information on Jaguar Mining Inc., reference should be made to its public filings (including its most recently filed annual information form (“AIF”) which is available on SEDAR at www.sedar.com). Information on risks associated with investing in the Company’s securities and technical and scientific information under National Instrument 43-101 concerning the Company’s material property, including information about mineral resources and reserves, are contained in the Company’s most recently filed AIF and technical reports.

All amounts included in this MD&A are in United States dollars (“$”), unless otherwise specified. References to Cdn$ are to Canadian dollars and R$ are to Brazilian Reais. This report is dated as at November 11, 2014.

Where we say “we”, “us”, “our”, the “Company” or “Jaguar”, we mean Jaguar Mining Inc. or Jaguar Mining Inc. and/or one or more or all of its subsidiaries, as it may apply.

The following abbreviations are used to describe the periods under review throughout this MD&A:

Abbreviation	Period	Abbreviation	Period
YTD 2014	January 1, 2014 – September 30, 2014	YTD 2013	January 1, 2013 – September 30, 2013
Q1 2014	January 1, 2014 – March 31, 2014	Q1 2013	January 1, 2013 – March 31, 2013
Q2 2014	April 1, 2014 – June 30, 2014	Q2 2013	April 1, 2013 – June 30, 2013
Q3 2014	July 1, 2014 - September 30, 2014	Q3 2013	July 1, 2013 - September 30, 2013

CORE BUSINESS

Jaguar Mining Inc. (“Jaguar” or the “Company”) is engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The Company holds mineral concessions comprising 23,777 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the State of Minas Gerais, where the Company’s current operating mines are located. In addition, Jaguar holds mineral concessions totaling 138,548 hectares in the State of Maranhão, where the Company’s Gurupi Project is located and 34,251 hectares in the State of Ceará, where the Company’s Pedra Branca Project is located. The Company may consider the acquisition, exploration, development and operation of other gold properties.

The Company currently produces gold at its Turmalina and Caeté operations, while the Company’s Paciência operation has been on temporary care and maintenance since 2012.

Potential for a significant increase in gold production exists through further exploration and development of the Company’s existing brownfield land package around its existing mines and through the development of the Company’s Gurupi Project, with potential for an open-pit gold mining operation.

Upon achieving sustained positive financial performance, management intends to turn its attention to growing the business.

The Company is led by a proven executive management team with extensive gold operations and development experience in South America.

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 2

Trading of common shares

Jaguar is a public company with its common shares listed on the TSX Venture Exchange (the “TSX-V”). The common shares of the Company were delisted from the TSX effective at the close of market on April 30, 2014.

In connection with the implementation of its amended and restated plan of compromise and arrangement pursuant to the Companies’ Creditors Arrangement Act (Canada) (the “Plan”) on April 22, 2014, the common shares of Jaguar that existed immediately prior to the implementation of the Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares. The common shares of Jaguar commenced trading on the TSX-V on a post-consolidated basis and there are currently 111,111,038 common shares of the Company issued and outstanding. The new CUSIP and ISIN numbers of the Company’s common shares are 47009M400 and CA47009M4002, respectively (see - Financial restructuring plan - CCAA proceedings).

Q3 2014 OPERATING HIGHLIGHTS

($ thousands, except where indicated)	For the three months ended September 30		For the nine months ended September 30
	2014	2013	2014	2013
Financial Data
Revenue	$29,015	$32,082	$90,596	$105,679
Production costs	22,312	20,451	66,923	67,231
Gross margin (excluding depreciation)	6,703	11,631	23,673	38,448
Net (loss) income	(9,491)	(13,192)	221,393	(82,835)
Per share (“EPS”)	(0.09)	(13.19)	3.36	(83.72)
EBITDA[1]	2,154	5,220	257,231	(30,764)
Sustaining capital expenditures[1]	7,361	4,567	16,484	18,416
Non-sustaining capital expenditures[1]	120	224	556	963
Total Capital Expenditures[2]	$7,481	$4,791	$17,040	$19,379
Operating Data
Average realized gold price ($ per ounce)[1]	$1,279	$1,331	$1,278	$1,461
Gold sold (ounces)	22,681	24,111	70,864	72,347
Gold produced (ounces)	22,374	26,300	69,601	73,639
Cash operating costs (per ounce produced)[1]	969	847	950	866
Cash operating costs (per ounce sold)[1]	984	848	944	929
All-in sustaining costs (per ounce sold)[1]	$1,494	$1,191	$1,353	$1,358

1 Average realized gold price, sustaining and non- sustaining capital expenditures, cash operating costs and all-in sustaining costs and EBITDA are non-gaap financial performance measures with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

2 These amounts are presented on accrual basis. Capital expenditures are included in our calculation of all-in sustaining costs. Sustaining capital includes primary development for operating mines which are expected to benefit the next two years. Expenditures exceeding the two year time frame are disclosed as non-sustaining capex.

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 3

Financial Position

($ thousands)	September 30, 2014	December 31, 2014
Cash and equivalents	$19,104	$9,015
Gold bullion	2,355	2,045
Total cash and gold bullion	$21,459	$11,060

Financial Highlights

•	Revenues during Q3 2014 and YTD 2014 were $29.1 million and $90.6 million, respectively, compared with revenues of $32.1 million and $105.7 million, respectively, for the corresponding 2013 periods;
o	The average realized price per ounce of gold during Q3 2014 and YTD 2014 were $1,279 and $1,278 respectively, compared to $1,331 and $1,461, respectively, for the corresponding periods in 2013.
•	22,681 ounces of gold were sold during Q3 2014 and 70,864 ounces were sold during YTD 2014, while 24,111 and 72,347 ounces of gold were sold during the corresponding 2013 periods;
o	Gold bullion of 2,057 ounces remained unsold at September 30, 2014 (1,698 ounces at December 31, 2013);
•	On April 22, 2014, the Company concluded a series of actions (see – Financial restructuring plan – CCAA proceedings) that (i) extinguished $268.5 million of outstanding indebtedness, (ii) obtained interest forgiveness of $10.5 million, (iii) extended the repayment terms of its senior secured debt facility, (iv) concluded a $50 million equity financing and (v) changed its executive management team;
•	As at September 30, 2014, the Company had cash and bullion-on hand of $21.5 million ($11.1 million at December 31, 2013).

Operational Highlights

•	22,374 ounces of gold were produced during Q3 2014 and 69,601 YTD 2014, compared to 26,300 in Q3 2013 and 73,639 YTD 2013;
o	The 15% or 3,926 ounce decrease in production during Q3 2014 compared to Q3 2013 is largely due to a new focus on more profitable higher grade tonnes which led to a 12% reduction in tonnes processed at the Turmalina Mine Complex. The tonnage decrease also allowed corrective maintenance and major rebuilds to be carried out at Turmalina. A 19% reduction in tonnes processed at the Caeté Mine Complex, was due in part to reduced equipment availability, and also increased grade control initiatives;
•	The average recovery grade during Q3 2014 increased 2% to 3.13 grams per tonne compared to 3.06 grams per tonne in Q3 2013. However, on a year-to-date basis, the average recovery grade was 3.03 grams per tonne compared to 3.11 grams per tonne for the nine months ended September 30, 2013. An increased focus on grade resulted in a slight improvement in grade in Q3 2014. More significant improvements in grade await the results of the catch-up development and definition drilling ahead of production, part of a turnaround initiative at each mine;
•	Q3 2014 cash-operating-costs per ounce of gold produced were $969 compared to $847 during Q3 2013, an increase of $122 per ounce,
o	The 14% or $122 per ounce increase in cash-operating-costs during Q3 2014 is due to an increase of $62 per ounce in mining costs, as a result of catch-up maintenance activities, while $61 per ounce is due to less ounces being produced in Q3 2014 compared to Q3 2013, therefore a higher amount of fixed costs were incurred on a per ounce basis;
•	For the nine-month-ended September 30, 2014, cash-operating-costs per ounce of gold produced were $950, an increase of $84 per ounce, compared to $866 during the same period in 2013;
o	The 10% or $84 per ounce increase in cash-operating-costs YTD 2014 is primarily due to less ounces being produced YTD 2014 compared to YTD 2013, partially as a result of lower equipment availability and slightly lower grade, therefore a higher amount of fixed costs were incurred on a per ounce basis;

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 4

•	Q3 2014 all-in sustaining costs per ounce sold (AISC) were $1,494 compared to $1,191 per ounce during Q3 2013, an increase of $303 per ounce;
o	The 25% or $303 per ounce increase in AISC’s is primarily due to a $122 per ounce increase in cash-operating-costs (as shown above), $2.2 million of increased equipment capital expenditures in Q3 2014 compared to Q3 2013, representing $99 per ounce and $1.0 million of increased primary development at the Turmalina Mine, compared to Q3 2013, representing $43 per ounce.
•	For the nine months ended September 30, 2014, AISC’s per ounce of gold sold were $1,353, compared to $1,358 for the nine months ended September 30, 2013;
•	311,479 tonnes of material was mined during Q3 2014 compared to 337,370 tonnes during Q3 2013, representing a decrease of 8%. On a year-to-date basis, 914,981 tonnes were mined compared to 1,059,545 for the nine months ended September 30, 2013, representing a decrease of 14%;
•	For both the three and nine months ended September 30, 2014, the average gold recovery rate was 89% compared to 88% for both comparable 2013 periods;
•	During Q3 2014, the Company disclosed drilling results, highlighting 15.32 grams per tonnes over 19.0 meters, from resource expansion drilling at the Turmalina mine Ore Body A. The news release included reference to several high-grade intercepts generated up to 100 meters down-plunge of existing mine development.

Corporate Highlights

•	During Q3 2014, the Company announced the appointment of Neil Hepworth as Chief Operating Officer. Neil has many years of operational experience and is a qualified geotechnical and mining engineer and is based at the Company’s principal office in Belo Horizonte, Brazil;
•	The Company’s new executive management team has embarked on an in-depth review of all operations and has formulated a comprehensive action plan that, it believes, could lead to an operational turnaround and reduced operating costs. A key feature of the plan is undertaking a comprehensive program of definition/delineation drilling and accelerated mine development that management believes, is needed at all three operating mines;
•	Following the first nine months of 2014, Jaguar is on track achieve the lower half of its annual production target of 90,000-100,000 ounces.

BACKGROUND

Jaguar Mining Inc. is a gold producer focused on the operation and development of gold assets in Brazil. The Company has two operating sites being Turmalina and Caeté and the guidance for total production in 2014 continues to be 90,000 to 100,000 ounces, produced at its two process facilities. Jaguar also has one process facility and mine complex on care and maintenance (Paciência), along with an advanced development project, the Gurupi Project. The Company holds mineral rights for over approximately 197,000 hectares in aggregate for its current operational and development assets.

As a result of substantial capital investment, accumulated operating losses and accumulating unserviceable debt, the Company entered into a pre-negotiated Plan of Compromise with its bondholders, a $50.0 million back-stopped financing and a Support Agreement in late 2013. In conjunction with those agreements, the Company declared insolvency in December 2013 and on April 22, 2014, it emerged from insolvency with almost 83% of its prior debt eliminated, 9% restructured, a recapitalized balance sheet and a new executive team (refer to the section on Financial restructuring plan – CCAA proceedings).

The new executive team, Mr. George Bee, CEO and Mr. Derrick Weyrauch, CFO, joined Jaguar’s board of directors in June 2013 to assist with the restructuring and turnaround of the Company. Mr. Weyrauch was the Chairman of the Company’s Special Committees for Restructuring & Recapitalization and Legacy Issues. The transition to the new team was supported by prior management and the former COO provided transition support in Brazil through to the end of June 2014.

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 5

The new executive team initially focused on gaining a deep understanding of both the strengths, weaknesses and opportunities of the business, followed by defining measures that with proper execution, could turn around and optimize the Company’s operations.

Management believes there is excellent potential to decrease the operating cost profile of Jaguar in a reasonable timeframe; however, success is dependent on the prudent deployment of catch-up capital spending to advance drilling and development ahead of operations – a process that, with adequate financing, could take approximately twelve months to complete. Management’s belief is supported by confidence in the geological endowment of the Company’s existing land positions surrounding its current mining operations.

Jaguar’s executive and management team brings a strong background of mine operation and development experience along with the proven ability with corporate turnarounds, restructuring, financing and operation of entities that have suffered financial distress. The executive team enjoys the support of a strong Board of Directors whose focus is on good corporate governance and positioning the Company with a sustainable future for the benefit of all stakeholders.

The Company aims to leave behind a past where, by 2012, over $672 million of funding was raised, approximately $560 million was spent on property, plant and equipment and mineral rights, over 210,000 hectares of land was accumulated and accumulated operating losses amounted to over $150 million.

To change the fortunes of the Company, management’s focus continue to be on optimizing existing mining operations, by focusing on increasing the average ore grade mined rather than pushing the operations teams to fill underutilized processing capacity that was built in prior years. A new focus on grade and orebody thickness is of paramount importance and focusing operations in that direction requires greater reserve/resource and development visibility ahead of current operations.

The Turmalina Complex

Turmalina is the Company’s flagship operation, currently producing approximately 50,000 ounces per year from an underground mine and process facility. Ideally, the mine would have extensive development and drilling ahead of current operations to give clear visibility for future mining. The past financial constraints; however, only allowed limited visibility of ore zones ahead of current mining.

In a recent news release dated October 9, 2014, the Company disclosed exploration results, which were focused on the continuity of the Turmalina Ore Body A beyond current mine workings and existing inferred resources. The drill results show strong mineralization stretching some 100-meters down dip beyond the last development level, above which stopes are being prepared for mining in 2015. The intercepts reported, including 19 meters of 15.32 grams per tonne contain higher grade than is currently mined and appear to run over a significant thickness with down dip continuity. True widths have not yet been determined.

The current focus is on ore grade, minimizing dilution and leaving behind non-profitable or marginal material but in previous years there has been an emphasis to maximize ore tonnage, at the detriment of grade, in an attempt to fill oversized facilities. This current focus on grade, coupled with a number of mining and process initiatives is intended to drive down operating costs and improve overall operating performance.

Initiatives include decreasing the length of development needed from the primary ramp to access the ore, postponing the mining of low grade narrow orebodies and more complete extraction of high-grade ore by the strategic placement of pillars and/or paste back-fill. With an increased focus on grade, Turmalina Ore-body A is of greater importance and a faster pace of mining is being planned, which drives the necessity to invest in advanced development and exploration drilling. Only through this investment, which we hope to execute in the next nine to twelve-months, will the Company get clear visibility, allowing reserves to be developed, increased and incorporated into a longer life of mine. Initially Jaguar’s target is a 5-year mine plan for Turmalina.

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 6

Turmalina has a large 3,000 tpd CIP process facility with three lines of grinding mills, only one of which is operated to cater to current production volumes. Studies are underway to both optimize the operation of the mill with the objective of enhancing gold recovery, which currently averages around 89%. Other studies seek to find opportunities to fill the unused capacity via brownfield exploration and remnant mining.

There are many “Brownfield” exploration opportunities including the nearby Faina deposit, a measured and indicated resource with 440,183 million ounces of gold, grading 4.19 grams per tonne contained in 3,266,779 tonnes of ore and an inferred resource with 136,872 million ounces of gold, grading 3.57 grams per tonne contained in 1,190,920 tonnes of ore. Faina can be partially mined from surface followed by underground operations. Studies are being undertaken for the development of Faina including metallurgical testing which suggests that the resource is refractory in nature. As a result, process options are being investigated, including the production of a flotation concentrate and possible sale of the concentrate to a nearby refractory facility.

The Caeté Complex

The Caeté complex includes the Roça Grande mine (“RG”) and the Caeté processing plant, with the Pilar mine approximately 50 kms from the plant.

Ore from the Pilar mine is hauled to the Caeté plant and options to improve grade are being reviewed to compensate for this additional transportation cost. Here again the prior financial position of the Company has resulted in a lack of advanced development and exploration ahead of operations. This situation will continue to result in lower than desired ore grade and higher production costs until catch up work is completed. The geological setting at Pilar is believed to be excellent and the mine is only a few kilometers from Anglo Ashanti’s São Bento mine that produced over 36 tonnes of gold between 1987 and 1999. The focus at Pilar is to develop and explore down dip beyond the current working levels and to prove up the postulated good gold zones seen on newly interpreted grade maps. While exploration is taking place, the remaining lower grade developed ore is planned to be mined, high-grade remnants taken, and other brownfield exploration conducted. Near mine exploration will focus on an unexplored magnetic anomaly some two hundred meters from existing workings that shows a magnetic signature similar to that of São Bento and Pilar mines.

The Pilar mine accounts for 1,000 tpd (tonnes per day), or two-thirds of the Caeté complex production tonnage and the Roça Grande accounts for the remainder at 500 tpd from the underground development at the RG-1 deposit. The RG mining activity has focused on surface exposures of gold deposits, mostly in the RG 2, 3, 6 and 7 outcrops. These outcrops, mined using open-pit mining techniques have subsequently had limited exploration, focusing solely on down-dip projection of gold mineralization. RG 2, 3 and 6 all sit in the hanging wall of the banded iron formation that runs through the area and is associated with gold mineral deposition. RG-1, however, sits on the footwall side of the iron formation and is the only deposit identified on this side of the iron formation and is currently in production. Potential exists for continuity of gold deposition along both the hanging and footwall in the RG area. The lack of exploration undertaken to date creates opportunity to add resources and reserves through continued exploration.

The current RG deposit is a modest producer and to reduce operating costs, the objective is to increase production from RG while exploration and additional development continues at Pilar. Production from RG-1 ore body, closer to the Caeté plant, can be mined at lower grade economically when compare to Pilar, due to Pilar’s higher transportation costs. Still un-mined is the RG-2 higher-grade underground ore that sits partially developed. Near-mine exploration is planned to focus on better grade areas observed through the newly interpreted geology maps.

The Caeté plant gold recovery is approximately 89% utilizing gravity, flotation and Carbon-In-Leach (CIL) treatment of flotation concentrate. Optimization of the plant offers opportunities for both increased gold extraction and reduced unit processing costs. Avenues are being explored to better use the currently underutilized processing facility. The plant is in good condition and there is sufficient space in the tailings pond for the detoxified flotation concentrate tailings for the medium term.

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 7

The Paciência Complex

The 1,600 tpd Paciência plant along with a workshop and office complex remain on care and maintenance. The well-built facilities remain functional. However it is clear that, based on the defined resources, the underground mine cannot support a start-up of the facility at this time. To restart operations, exploration and development of the mines and mineral deposits that surround the facility would need to identify sufficient feed for a sustained operation. Delineated reserves available for mining exist but these reserves will not sustain an economic plant start-up. An option to mine and ship ore on a limited basis to another facility to defray holding costs, is currently under review.

Paciência has not been a focus of attention for management during 2014. Ultimately, the Company may startup, redeploy, sell, joint venture or otherwise monetize the Paciência processing facility.

The Company announced results from sampling at the nearby Palmital iron deposit. The Company’s desire is to put the iron ore deposit into production as soon as possible, in order to generate incremental operating margins to help defray the cost of having Paciência on care and maintenance. The iron ore deposit, mined under an exploration permit due to the limited size of the asset, should require minimal capital investment and would be operated using contracted personnel and equipment. The free-dig mining, crushing, screening, shipping and reclamation should not be a distraction from Jaguar’s main mandate of turning around the existing mining operations.

Gurupi Development Opportunity

The feasibility study for the Gurupi Project was last updated in January of 2011 by TechnoMine Services LLC, Salt Lake City, Utah, USA (the “Gurupi Feasibility Study”). The Gurupi Feasibility Study initially envisioned production of over 1.9 million ounces over a 13-year mine life from two open pits situated on a 72-km strike-length trend held by Jaguar. The project has been dormant for some time due to a lack of financing and market conditions. While the Company held the required environmental licenses, a challenge filed due to the lack of clarity on acquisition of surface rights, resulted in the licenses being rescinded by court order. Due to the lack of Company activity at the project, illegal artisanal mining (“garimpeiro”) activity has continued on free dig near surface saprolites. The housing facility built to relocate local residents has been vacant and unfinished and the other facilities, including the core storage facility, have been under guard, with administration out of São Luis some 120-kms away.

To reestablish itself locally, the Company is starting to reengage stakeholders and authorities and to that end, Jaguar hired a VP Project Development who previously was the Operations Manager of the nearby Aurizona Mine, belonging to Luna Gold. Attention is now focused at site and locally around the project, emphasizing contact with the local communities. Local groups have been visited and discussions held to engage them in the future of the property.

Existing technical information supporting the feasibility study for Gurupi allows additional investigations. While social and permitting work continues, further desktop studies will be performed to review alternatives for the Gurupi Project. Technical studies to optimize the project can go on in the background at low cost while social and permit work continues, expected to take 18-months to two years.

Greenfield Exploration

Jaguar acquired over 210,000 hectares of mineral rights in its history and currently holds approximately 197,000 hectares. A program in 2015 is planned to evaluate land holdings allowing them to be ranked for future exploration activity, sale, joint venture or disposal. New mining legislation in Brazil has been tabled and while the outcome of any mining law reform is, as of yet, unknown, management believes it prudent to be prepared to take a position on the land it holds in the event that mineral rents increase.

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The most interesting greenfield asset within the exploration portfolio appears to be the Pedra Branca target where good grade surface expressions were identified by mapping and channel samples and have led to some 8,000 meters of exploration drilling to date. Again, due to prior financial constraints this prospect has remained dormant and now offers opportunity for further exploration should funds be available.

General and Administrative Activities

Jaguar’s corporate office, located in Toronto, has six full-time staff, including executive management, three of whom are Brazilian nationals. To minimize legal costs general counsel has been retained in-house.

Legal affairs in Brazil are voluminous and need good oversight and management by a person that understand the system in Brazil and its intricacies. Our new general counsel is an experienced Brazilian lawyer that has worked in Canada for the last eight years, and management believes will complement the effective team in Brazil.

In Brazil, several organizational and staffing changes were implemented during Q3 2014 and these changes are designed to empower and promote some of the upcoming personnel while downsizing and releasing some of the more costly staff. During August 2014, we also added a new Chief Operating Officer and a Director of Mine Geology and these individuals have been working well with the incumbent Director of Operations overseeing the operating facilities. We see a good level of acceptance for the changes and initiatives introduced for an operational turnaround.

REVIEW OF OPERATING AND FINANCIAL RESULTS

Selected Quarterly Financial Information1

	Three months ended
($ thousands, except where indicated)	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Revenues	$29,015	$31,044	$31,100	$28,461	$32,082	$32,427	$41,170	$36,511
Production costs	(22,312)	(23,274)	(21,337)	(22,074)	(20,451)	(23,960)	(22,819)	(20,019)
Gross margin (excluding depreciation)	6,703	7,770	9,763	6,387	11,631	8,467	18,351	16,492
Net income (loss)	(9,491)	246,646	(15,755)	(166,472)	(13,192)	(64,041)	(6,926)	(49,371)
Cashflows from operating activities	(253)	(8,045)	2,609	(3,199)	5,072	(131)	11,071	5,380
Total assets	293,356	308,220	285,372	294,788	441,659	458,129	504,564	503,875
Total liabilities	101,325	107,522	394,954	388,347	369,297	373,999	357,017	350,072
Average realized gold price (per ounce)[2]	$1,279	$1,280	$1,288	$1,263	$1,331	$1,415	$1,626	$1,714
Cash operating cost per oz produced[2]	$969	$958	$923	$889	$847	$931	$826	$915

1 Sum of all the quarters may not add up to the annual total due to rounding.

2 Average realized gold price, cash operating costs and all-in sustaining costs are all non-gaap financial performance measures with no standard definition under IFRS. For further information, refer to the Non-IFRS Financial Performance Measures section of the MD&A.

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Revenue

($ thousands, except where indicated)	Three months ended September 30,			Nine months ended September 30,
	2014	2013	Change	2014	2013	Change
Ounces sold	22,681	24,111	-6%	70,864	72,347	-2%
Revenue	$29,015	$32,082	-10%	$90,596	$105,679	-14%
Average realized gold price[1]	$1,279	$1,331	-4%	$1,278	$1,461	-12%

1 Average realized gold price is a non-gaap financial performance measure with no standard definition under IFRS. For further information, refer to the Non-IFRS Financial Performance Measures section of the MD&A.

Revenue for the three months ended September 30, 2014 decreased by 10% compared to the same period in 2013 primarily due to 4% reduction in gold price and 6% reduction in ounces sold during quarter. For the nine-months-ended September 30, 2014, revenues decreased by 14% compared to the same period in 2013, primarily due to a 12% reduction in gold price and a 2% reduction in ounces sold year-to-date.

During the three months ended September 30, 2014, the market price of gold (London PM Fix) traded in a range from $1,214 to $1,340 and averaged $1,282 per ounce. The price of gold closed at $1,217 per ounce on September 30, 2014, while the average price during Q3 2014 reflected a $44 per ounce or 3% reduction as compared to the average market price of $1,326 per ounce in the same period last year.

Additionally, revenues for both the three and nine months ended September 30, 2014 were also negatively affected by 2,057 ounces of gold bullion, valued at $2.4 million, that were held in inventory and not sold during the period (December 31, 2013: $2.0 million).

Production

Jaguar Mining produces gold at its Turmalina and Caeté operations, while the Company’s Paciência operation is on temporary care and maintenance. The Caeté plant processes ore from the two underground mines, Pilar and Roça Grande, while the Turmalina plant processes ore from the adjacent underground mine.

During the three months ended September 30, 2014, the overall tonnes mined decreased at both the Turmalina and Caeté operations primarily due to an enhanced focus on grade control to minimize dilution, availability of stope development and due to reduced equipment availability as a result of increased maintenance of the mining fleet.

The reduction in tonnage mined resulted in maintenance overheads being spread over a lower amount of ounces produced, culminating in an overall increase in the cash operating costs (per ounce produced) to $969 per ounce for the three months ended September 30, 2014 as compared to $847 per ounce for the comparative period in 2013. The consolidated production overview of the Company is outlined in the table below.

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Consolidated Production

($ thousands, except where indicated)	Three months ended September 30,			Nine months ended September 30,
	2014	2013	Change	2014	2013	Change
Direct mining and processing cost	$21,822	$20,322	7%	$66,657	$62,015	7%
Royalties, production taxes and others	490	129	280%	266	5,216	-95%
Cost of production	$22,312	$20,451	9%	$66,923	$67,231	0%
Cash operating costs (per ounce produced)[1]	$969	$847	14%	$950	$866	10%

1 Cash operating costs is a non-gaap financial performance measure with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

The quarter-over-quarter consolidated cash operating costs per ounce produced and per ounce sold, average recovery rates and average grade remained relatively stable during the three months and nine months ended September 30, 2014.

Consolidated Quarterly Production

	Three months ended
($ thousands, except where indicated)	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Tonnes of ore processed ('000)	249,000	263,000	268,000	258,000	298,000	271,000	265,000	285,000
Average recovery grade (g/t)[1]	3.13	3.11	2.89	2.96	3.06	2.96	3.30	2.76
Average recovery rate (%)	89%	89%	88%	88%	88%	88%	88%	88%
Gold (ozs)
Produced	22,374	23,867	23,359	21,956	26,300	22,503	24,836	21,676
Sold	22,681	24,002	24,181	22,503	24,111	22,920	25,316	21,298
Average realized gold price ($ per oz)[2]	$1,279	$1,280	$1,288	$1,263	$1,331	$1,415	$1,626	$1,714
Cash operating cost (per oz produced)[2]	$969	$958	$923	$889	$847	$931	$826	$915

1The 'average recovery grade' represents the recalculated head-grade milled.

2 Cash operating costs is a non-gaap financial performance measure with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

Turmalina Mine Complex

The primary mining method utilized at the Turmalina underground mine is sublevel open stoping with backfill. Ore produced at the Turmalina mine is transported to the adjacent 3,000 tonnes per day (“tpd”) carbon-in-leach (“CIL”) processing plant. The Turmalina plant consists of three ball mills of which currently only one is operating at 1,200 tpd.

During the three months ended September 30, 2014, Turmalina produced 11,336 ounces of gold, which was 8% less when compared to the prior year period. The decrease in production is due to 12% less tonnes processed, offset by 9% higher grade and a 2% increase in grade. Equipment availability was restricted during the quarter as corrective maintenance and major rebuilds were carried out on some equipment. The cash operating cost per ounce produced for the third quarter decreased as compared to the same prior year period primarily due to 2% higher recovery and a 9% higher average grade mined during the quarter.

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 11

Turmalina Quarterly Production

	Three months ended
($ thousands, except where indicated)	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Tonnes of ore processed ('000)	107,000	107,000	111,000	114,000	122,000	123,000	108,000	113,000
Average recovery grade (g/t)[1]	3.69	4.14	3.24	3.13	3.46	3.01	3.37	2.57
Average recovery rate (%)	91%	91%	88%	89%	89%	88%	89%	87%
Gold (ozs)
Produced	11,336	13,190	11,374	10,451	12,308	10,345	10,321	8,206
Sold	11,710	13,481	11,513	10,850	10,850	10,061	10,850	8,037
Cash operating cost (per oz produced)[2]	$750	$696	$857	$822	$758	$923	$862	$1,057

1The 'average recovery grade' represents the recalculated head-grade milled.

2 Cash operating costs is a non-gaap financial performance measure with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

To increase equipment availability and improve operating costs, the Company has retained an external consultant to help formulate continuous improvement initiatives for fleet and plant operations. A number of operational improvements have been identified and a detailed action plan has been established, which the Company plans to begin implementing in the fourth quarter of 2014. In parallel with these initiatives, an extensive equipment rebuild program for the underground fleet started in third quarter and is currently planned to continue in 2015.

Turmalina Sustaining Capital

($ thousands)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Sustaining Capital[1]
Primary development	$2,147	$1,166	$5,118	$4,805
Exploration - Brownfield	71	199	185	823
Minesite sustaining
Engineering	-	200	10	1,760
Equipment	$2,148	$180	$2,205	$869
Total sustaining capital[1]	4,366	1,745	7,518	8,257
Total non-sustaining capital[1]	-	-	163	-
Total capital expenditures	$4,366	$1,745	$7,681	$8,257

1Sustaining and non-sustaining capital are non-gaap financial measures with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A. Capital expenditures are in included in our calculation of all-in sustaining costs and all-in costs. Sustaining capital includes primary development for operating mines which are expected to beneft the next two years. Expenditures exceeding the two year time frame are disclosed as non-sustaining capex.

Underground primary development at the Turmalina mine totaled 770 and 1,900 meters for the three months and nine months ended September 30, 2014, respectively, compared to 490 and 2,200 meters for the same periods in the prior year. This led to an increase of 84% in primary development costs for the third quarter as compared to the same period in 2013.

Total capital expenditure on equipment relates mainly to new mining equipment acquired to increase mining capacity. This had an impact of increasing the all-in sustaining expenditures by $95 and $31 per ounce of gold sold for the three months and nine months ended September 31, 2014.

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 12

Caeté Mine Complex

The Caeté mining complex has two underground mines (Roça Grande and Pilar). Roça Grande exclusively uses the mechanized horizontal cut and fill mining method, while Pilar primarily uses sublevel open stoping with backfill. Ore produced from these mines is transported to the 2,200 tpd gravity, flotation and Carbon-In-Leach (CIL) treatment of flotation concentrate processing plant adjacent to the Roça Grande mine, a total distance of approximately 50 kilometers by paved road from the Pilar mine.

During the third quarter, Caeté produced 11,038 ounces of gold, which was 21% less than the same period in 2013.

The decrease in production is due to 19% less tonnes processed resulting from increased grade control initiatives, an 8 day work stoppage during annual Union labour negotiations in July, and due to low equipment availability. Even with enhanced grade control initiatives, the average grade processed is comparable to same period last year and highlights the need to undertake more advanced development. Cash operating cost per ounce produced increased to $1,195 for the third quarter 2014, compared to $925 for the same period prior year, as fixed costs were spread over a smaller production base.

Caeté Quarterly Production

	Three months ended
($ thousands, except where indicated)	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Roça Grande Tonnes	48,000	40,000	40,000	41,000	45,000	44,000	41,000	56,000
Pilar Tonnes	94,000	116,000	117,000	103,000	131,000	104,000	116,000	116,000
Caeté - Tonnes of ore processed (t)	142,000	156,000	157,000	144,000	176,000	148,000	157,000	172,000
Roça Grande Grade (g/t)[1]	2.36	2.20	2.46	2.45	2.33	2.49	2.88	2.68
Pilar Grade (g/t)[1]	2.85	2.41	2.72	2.97	2.87	2.99	3.33	2.98
Caeté - Average recovery grade (g/t)[1]	2.71	2.40	2.65	2.82	2.78	2.92	3.25	2.88
Average recovery rate (%)	88%	88%	88%	88%	88%	88%	88%	88%
Gold (ozs)
Produced	11,038	10,677	11,985	11,505	13,992	12,158	14,515	13,470
Sold	10,971	10,521	12,668	11,653	13,261	12,859	14,466	13,261
Roça Grande Cash Costs	$1,129	$1,227	$971	$963	$902	$903	$963	$877
Pilar Cash Costs	$1,219	$1,298	$1,024	$993	$926	$939	$799	$790
Cash operating cost (per oz produced)[2]	$1,195	$1,281	$986	$950	$925	$938	$801	$828

1The 'average recovery grade' represents the recalculated head-grade milled.

2 Cash operating costs is a non-gaap financial performance measure with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 13

Caeté Sustaining Capital

($ thousands, except where indicated)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Sustaining Capital[1]
Primary development	$1,552	$1,971	$5,343	$6,772
Exploration - Brownfield	449	274	1,049	939
Minesite sustaining
Engineering	310	286	612	746
Equipment	666	292	1,662	1,668
Total sustaining capital[1]	2,977	2,823	8,666	10,125
Total non-sustaining capital[1]	-	-	-	-
Total capital expenditures	$2,977	$2,823	$8,666	$10,125

1Sustaining and non-sustaining capital are non-gaap financial measures with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A. Capital expenditures are in included in our calculation of all-in sustaining costs and all-in costs. Sustaining capital includes primary development for operating mines which are expected to beneft the next two years. Expenditures exceeding the two year time frame are disclosed as non-sustaining capex.

Underground primary development at the Pilar and Roça Grande mines totaled 400 and 1,500 meters for the three months and nine months ended September 30, 2014, respectively, compared to 570 and 2,400 meters for the same periods last year.

Total capital expenditure on equipment relates mainly to capital repairs and rebuilds. This had an impact of increasing the all-in sustaining expenditures by $29 and $23 per ounce of gold sold for the three months and nine months ended September 30, 2014.

Operating expenses

	Three months ended September 30,			Nine months ended September 30,
	2014	2013	Change	2014	2013	Change
Exploration and evaluation costs	$96	$160	-40%	$217	$761	-71%
Care & maintenance costs (Paciencia mine)	510	487	5%	1,636	1,940	-16%
Stock-based compensation	479	55	771%	1,224	346	254%
General and administration expenses	3,488	3,370	4%	10,561	11,503	-8%
Restructuring fees	340	264	29%	10,306	1,129	813%
Amortization	266	281	-5%	804	861	-7%
Adjustment to legal provisions and VAT taxes	(3,142)	769	-509%	4,582	4,763	-4%
Impairment charges	-	-	0%	-	46,834	-100%
Other expenses	927	617	50%	3,679	1,208	205%
Total operating expenses	$2,964	$6,003	-51%	$33,009	$69,345	-52%

Care & Maintenance Costs – Paciência mine

The Paciência operation continued on care and maintenance during the third quarter. No gold has been produced since the second quarter of 2012 when the mine was put on care and maintenance. No underground development or drilling work was carried out by the Company at Paciência mine during the third quarter of 2014.

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 14

G&A Expenses

The ‘General & Administration’ (G&A) expenses, exclude mine site administrative costs which are charged directly to operations and includes legal, accounting, costs to maintain offices and personnel in Belo Horizonte, Brazil and Toronto, Canada and costs associated with being a publicly-traded company.

($ thousands)	Three months ended September 30,			Nine months ended September 30,
	2014	2013	Change	2014	2013	Change
Corporate office (Toronto)	$1,050	$1,182	-11%	$3,783	$3,816	-1%
Brazil office (Belo Horizonte)	2,393	$2,100	14%	6,566	7,202	-9%
Other	45	88	-49%	212	485	-56%
Total G&A expenses	$3,488	$3,370	4%	$10,561	$11,503	-8%

The overall G&A expenses (Toronto and Belo Horizonte offices) increased by 4% during the third quarter compared to Q3 2013 mainly due to local inflation in Brazil and its impact on labour costs.

Restructuring costs

($ thousands)	Three months ended September 30,			Nine months ended September 30,
	2014	2013	Change	2014	2013	Change
Restructuring fees	$340	$264	29%	$10,306	$1,129	813%

Restructuring fess include fees related to the capitalization and financing transaction under the CCAA Plan, mainly legal fees, consulting expenses and severance costs.

Adjustment to legal provisions and VAT taxes

The gain on ‘Adjustment to legal provisions and VAT taxes’ for Q3 2014 is primarily due to the strengthening of the US$, which decreased the Reais denominated provision for recoverable VAT amounts.

Other expenses (income)

($ thousands)	Three months ended September 30,			Nine months ended September 30,
	2014	2013	Change	2014	2013	Change
Foreign exchange loss	$2,186	$304	619%	$86	$3,017	-97%
Financial instruments gain	(287)	(270)	6%	(265,862)	(4,913)	5311%
Finance costs	1,551	9,084	-83%	8,755	26,221	-67%
Other non-operating expenses (recoveries)	(198)	516	-138%	(461)	1,972	-123%
Other expenses (income)	$3,252	$9,634	-66%	$(257,482)	$26,297	-1079%

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 15

Upon implementation of the CCAA Plan on April 22, 2014, the Company recorded a gain in the amount of $265.6 million related to the forgiveness of the convertible notes and accrued interest. See “Financial restructuring plan – CCAA proceedings”.

Finance costs

The interest expense is composed of interest on debt and amortization of discount and transaction costs on debt. The decrease in interest expense and amortization of borrowing costs for the third quarter compared to the same period in 2013 is related to the implementation of the CCAA plan and the overall reduction of the debt.

($ thousands)	Three months ended September 30,			Nine months ended September 30,
	2014	2013	Change	2014	2013	Change
Interest expense on debt	$779	$4,487	-83%	$6,563	$12,472	-47%
Amortization of capitalized borrowing costs	208	4,152	-95%	367	11,701	-97%
Accretion (reclamation)	432	444	-3%	1,331	1,336	0%
Other	132	1	13100%	494	712	-31%
Total finance cost	$1,551	$9,084	-83%	$8,755	$26,221	-67%

TAXES

Recoverable Taxes in Brazil

Certain taxes paid in Brazil on consumables and property, plant and equipment generate tax credits through various mechanisms. The Company is currently working on several initiatives to ensure optimum utilization of those tax credits, which includes assessment of the tax credits for offset against taxes otherwise payable and restitution in cash.

A valuation provision for recoverable taxes is prepared on a quarterly basis. The calculation takes into account various factors including the limited methods to recover such taxes, the length of time it will take to recover such taxes and the estimated operating tenure of the Company. Any provision reduces the net carrying value of recoverable taxes to their estimated present value based on the manner and timing of expected recovery, discounted at a rate of 10.9% (quarter ended September 30 2014 Brazilian Selic rate).

As at September 30, 2014, gross recoverable taxes denominated in Brazilian Reais equivalent to $57.9 million (December 31, 2013 - $58.2 million). Also as at September 30, 2014, the valuation provision for recoverable taxes is approximately $29.4 million (December 31, 2013 - $29.0 million). Consequently, the net realizable value of recoverable taxes as at September 30, 2014 is $28.5 million (December 31, 2013 - $29.2 million).

During the year, the Company initiated legal procedures to accelerate the analysis of the Company’s recoverable federal VAT input tax credits by the Brazilian Federal Tax Authority, amounting to approximately $20.5 million. The competent court ordered the Brazilian Tax Authorities to perform tax audits to certify input tax credits within 180 days. Comprehensive audits were subsequently initiated and remain underway. Once the audits are finalized, the Company hopes to receive a refund for all amounts certified as valid by the tax authorities. As the audits have not yet been concluded there is no assurance as to the timing of any refund or the amount.

For the state VAT recoverable (“ICMS”), an administrative application has been made to certify tax credits in the amount of approximately $5.7 million which, upon certification, may be freely used to offset future ICMS taxes owed for equipment and assets purchases, where those items are manufactured in the state of Minas Gerais. An application for the sale of ICMS tax credits to third parties in the amount of $500,000 has also been made.

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 16

During the nine month period ended September 30, 2014, the Company sold ICMS credits to other taxpayers totaling $637,000 at a discount of approximately 13%, and used $5.3 million of recoverable federal tax credits to offset taxes payable, mainly related to payroll taxes.

Government royalty

A federal 1% royalty, Compensação Financeira pela Exploração de Recursos Minerais (CFEM), is levied on gold production. The rate is calculated on the gross gold sale proceeds less refining charges and insurance, as well as any applicable sales taxes. The current government has proposed changes to the mining law, which includes increasing royalty amounts amongst other measures. The new mining law, not yet approved by the Brazilian National Congress, was stalled while Brazilian presidential elections took place on October 26, 2014. With the re-election of Dilma Rouseff of the PT party and the formation of a new government, it is anticipated that mining law reform will not be completed for a number of months.

Income taxes

Brazilian tax regulation involves three jurisdictions and tax collection levels: the Federal, State and Municipal levels. The main taxes levied are: corporate income tax with companies generally subject to income tax at a rate of 25% and social contribution tax on the net profit at a current rate of 9%.

There are several government incentives for start-up projects in Brazil, such as subsidized loan financing and tax exemptions or reductions, which vary according to the characteristics and location of each project. International investors have equal access to these incentives compared with local investors.

Income and deferred taxes expenses

($ thousands)	Three months ended September 30,			Nine months ended September 30,
	2014	2013	Change	2014	2013	Change
Current income tax expense	$321	$818	-61%	$1,652	$1,819	-9%
Deferred income tax expense	1,929	233	728%	1,358	(413)	-429%
Income tax expense	$2,250	$1,051	114%	$3,010	$1,406	114%

The income tax expense of $2.3 million for the third quarter primarily relates to the deferred tax impact of the strengthening of the US$ during the quarter. The consolidated balance sheet reflects a current tax liability of $4.2 million and a non-current tax liability of $8.1 million as at September 30, 2014 (December 31, 2013 - $11.6 million and $nil, respectively); and a deferred income tax liability of $7.4 million as at September 30, 2014 (December 31, 2013 - $6.4 million).

The income tax provision is subject to a number of factors, including the allocation of income between different countries, different tax rates in various jurisdictions, the non-recognition of tax assets, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 17

REVIEW OF FINANCIAL CONDITION

Liquidity and cash flow

The Company’s financial statements were prepared on a going concern basis (see Note 2 to the condensed interim consolidated financial statements), which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they become due.

The Company will need to obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures. There is no assurance that the Company’s financing initiatives will be successful or sufficient.

As at September 30, 2014, the Company had cash, cash equivalents and gold bullion of $21.5 million compared to cash, cash equivalents and gold bullion of $11.1 million as at December 31, 2013.

($ thousands)	September 30, 2014	December 31, 2014

Cash and equivalents	$19,104	$9,015
Gold bullion	2,355	2,045
Cash and gold bullion	$21,459	$11,060
Non-cash working capital
Other current assets	27,866	33,575
Current liabilities	(61,005)	(361,180)
Working capital	$(11,680)	$(316,545)

Due to the implementation of the CCAA Plan and conversion of the debt into equity on April 22, 2014, working capital improved $304.9 million from negative $316.5 million at December 31, 2013 to negative $11.7 million at September 30, 2014.

Uses of funds

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2014	2013	2014	2013
Operating inflows (outflows)	$(253)	$5,072	$(5,377)	$16,012
Financing activities
Share issuance	$-	$-	$50,000	$-
Net change in debt	(3,527)	(7,571)	(14,127)	19,255
Interest paid	(1,083)	(4,307)	(3,921)	(12,785)
Other	(3)	1	122	477
Total financing inflows (outflows)	(4,613)	(11,877)	$32,074	6,947
Investing activities
Capital expenditures on equipment and brownfield exploration	(7,481)	(4,791)	(17,040)	(19,379)
Net proceeds from asset sales	208	339	464	820
Total investing outflows	(7,273)	(4,452)	(16,576)	(18,559)
Effect of exchange rate	(71)	395	(32)	(57)
Increase/(decrease) in cash and equivalent	$(12,210)	$(10,862)	$10,089	$4,343

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 18

The decrease of $5.3 million in operating cash flow for the three months ended September 30, 2014 compared to the same period in 2013, is mainly due to lower revenues from lower average gold selling prices and from restructuring expenses arising from the CCAA Plan implementation.

Cash outflows from financing activities reduced during Q3 2014 compared to Q3 2013 due to lower interest expenses as a result of the reduction of notes payable that took place on April 22, 2014, upon the CCAA Plan implementation. The Company’s senior secured debt facility, starting July 2014, has been repaid at a rate of $1.0 million of principal plus interest per month, thereby totaling approximately $3.5 million during Q3 2014.

The increase in investing activities for the three months ended September 30, 2014 compared to the same period in 2013 is primarily due to major rebuilds and capital repairs undertaken for the mining equipment.

Capital Spending

($ thousands)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Sustaining Capital[1]
Primary development	$3,718	$3,137	$10,761	$11,578
Exploration - Brownfield	520	367	1,234	1,484
Minesite sustaining
Engineering	310	486	622	2,391
Equipment	2,813	577	3,867	2,963
Total sustaining capital	7,361	4,567	16,484	18,416
Non-sustaining Capital (including Capital Projects)[1]
Gurupi	116	116	374	311
Others	4	108	182	652
Total non-sustaining capital[1]	120	224	556	963
Total capital expenditures	$7,481	$4,791	$17,040	$19,379

1Sustaining and non-sustaining capital are non-gaap financial measures with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A. Capital expenditures are in included in our calculation of all-in sustaining costs and all-in costs. Sustaining capital includes primary development for operating mines which are expected to beneft the next two years. Expenditures exceeding the two year time frame are disclosed as non-sustaining capex.

The capital spending by site is outlined below:

($ thousands, except where indicated)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Turmalina	$4,366	$1,745	$7,681	$8,257
Caeté	2,977	2,823	8,666	10,125
Gurupi Project	116	116	374	311
Other spending	22	107	319	686
Total capital spending	$7,481	$4,791	$17,040	$19,379

Capital expenditure on the Gurupi Project has been minimal in 2013 and 2014. The Gurupi Feasibility Study was completed in 2011 and the Company is currently performing metallurgical tests and mine planning work to evaluate options to develop the project with the possibility of lowering the capital cost and diminishing the time of development.

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 19

Contractual Obligations

The Company’s contractual obligations as at September 30, 2014 are summarized as follows:

As at September 30, 2014 ($ thousands, except where indicated)	Less than 1 year[1]	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Notes payable
Principal	$29,583	$12,161	$-	$-	$41,744
Interest	1,640	122	-	-	1,762
Total financial liabilities	$31,223	$12,283	$-	$-	$43,506
Other Commitments
Operating lease agreements	$220	$121	$-	$-	$341
Suppliers' agreements [2,3]	1,003	-	-	-	1,003
Reclamation provisions[4]	1,381	5,740	889	12,335	20,345
Total other commitments	$2,604	$5,861	$889	$12,335	$21,689
Total	$33,827	$18,144	$889	$12,335	$65,195

1 Represents the obligations and commitments for the remainder of the year.

2 The Company has the contractual right to cancel the mine operation contracts with 30 days advance notice. The amount included in the commitments table represents the contractual amount due within 30 days.

3 Purchase obligations for supplies and consumables - includes commitments related to new purchase obligations to secure a supply of cyanide, reagents, mill balls and other spares.

4 Reclamation provisions - amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of reclamation.

Risk Management Policies – Hedging

As at September 30, 2014, the Company had the following outstanding gold forward contracts:

Settlement date	Ounces hedged	Average US$ per ounce	Fair value unrealized gain
October 31, 2014	500	$1,313	$48
Total	500	1,313	48

The Company entered into gold forward contracts to hedge against the risk of declining gold prices for a portion of its forecast gold sales. The Company closely monitors the changes in gold price and, as deemed appropriate, may enter into gold forward contracts with the aim of minimizing the impact of adverse changes to the price of gold.

Forward exchange contracts are derivative financial instruments and are used for risk management purposes and not for generating trading profits. The Company closely monitors exchange rates and, as deemed appropriate, may enter into forward currency contracts (to the extent that credit facilities are available) with the aim of minimizing the impact of adverse changes of the R$ and US$ relationship. As at September 30, 2014, the Company did not have any outstanding forward foreign exchange contracts.

To the extent that derivative instruments are in assets or unrealized gain position, the Company is exposed to credit-related losses in the event of non-performance by its financial counterparties to the derivative financial instruments, but does not expect these counterparties to fail to meet their obligations.

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 20

Hedge accounting is applied to cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS39”). Under hedge accounting, derivative instruments are recorded on the statement of financial position at fair value. The effective portion of any gain or loss on the hedging instrument, net of any tax effects, is recognized in other comprehensive income (“OCI”) and recycled into earnings when the hedge item affects earnings. The ineffective portion is reported as an unrealized gain (loss) on derivatives contracts in the statements of operations and comprehensive loss.

Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price. Unrealized gains and losses on forward foreign exchange contracts are primarily a result of the difference between the forward currency contract price and the spot price of the Brazilian Reais.

FINANCIAL RESTRUCTURING PLAN– CCAA PROCEEDINGS

On November 13, 2013, the Company and its subsidiaries entered into a support agreement (as amended, the “Support Agreement”) with holders (the “Noteholders”) of approximately 81% of its $165.0 million 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (“4.5% Convertible Notes”) and 82% of its $103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the “Notes” – see Note 9) to effect a recapitalization and financing transaction that would eliminate approximately $268.5 million of the Company’s outstanding indebtedness by exchanging the Notes for common shares of Jaguar and inject approximately $50.0 million into the Company by way of a backstopped share offering (the “Share Offering”) by the Noteholders pursuant to a backstop agreement dated November 13, 2013 (as amended, the “Backstop Agreement”) between the Company, its subsidiaries and certain Noteholders. Additional Noteholders signed consent agreements to the Support Agreement such that as of November 26, 2013, holders of approximately 93% of the Notes had signed the Support Agreement or a consent agreement thereto.

On December 23, 2013, the Company filed for creditor protection (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in the Ontario Superior Court of Justice (Commercial List) (the “Court”). The CCAA Proceedings were commenced in order to implement a recapitalization transaction as contemplated in the Support Agreement through a plan of compromise and arrangement (as amended, supplemented or restated from time to time, the “CCAA Plan”). The Court granted an Initial Order, Claims Procedure Order and Meeting Order, each dated December 23, 2013.

The Claims Procedure Order provided for, among other things, the establishment of a claims procedure for the identification, quantification and determination of certain claims against the Company. Pursuant to the Meeting Order, Jaguar was authorized to call a meeting (the “Meeting”) of Affected Unsecured Creditors (as defined in the CCAA Plan) to consider and, if deemed advisable, to pass a resolution approving the CCAA Plan. The Meeting was held on January 31, 2014 and the CCAA Plan was approved by 100% of the Affected Unsecured Creditors that voted, in person or by proxy, at the Meeting. Following the Meeting, Jaguar obtained an order from the Court on February 6, 2014 sanctioning the CCAA Plan.

Thereafter, on April 22, 2014, the Company successfully implemented the CCAA Plan. Based on the CCAA Plan a series of steps leading to an overall capital reorganization of Jaguar were implemented. These steps included:

•	The common shares of the Company issued and outstanding immediately prior to the implementation of the CCAA Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (the “Consolidation”);

•	The Noteholders and certain other Affected Unsecured Creditors of the Company with proven claims received their pro-rata share of 14,000,000 common shares of the Company in exchange for their Notes and in satisfaction of their claims, respectively, and Noteholders who signed the Support Agreement, or a consent agreement thereto, as of November 26, 2013, received their pro rata share of an additional 5,000,000 common shares of the Company in exchange for their Notes. Pursuant to the CCAA Plan, the Notes (and the indentures under which such Notes were issued) have been irrevocably and finally cancelled and all unsecured claims of certain affected unsecured creditors of the Company are fully and finally released;

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 21

•	Noteholders who participated in the Share Offering purchased up to their pro rata share of 70,955,797 common shares of the Company (collectively, the “Offering Shares”) and such Noteholders received their pro-rata share of 9,044,203 common shares of the Company (the “Accrued Interest Offering Shares”) in exchange for their Notes;

•	Noteholders who backstopped the Share Offering pursuant to the Backstop Agreement purchased their pro-rata share (based on their backstop commitments) of the Offering Shares not subscribed for under the Share Offering and received their pro rata share of an additional 11,111,111 common shares of the Company (the “Backstopped Commitment Shares”) in exchange for their Notes.

The gain on debt extinguishment resulting from implementing the CCAA Plan is summarized as follows:

Extinguishment of principal portion of the Notes (Note 9(a)(b))	$268,500
Extinguishment of interest accrued on the Notes	10,454
Fair value of 19,000,000 common shares issued in exchange for extinguishment of the Notes	(13,388)
Gain on debt extinguishment	$265,566

In connection with the CCAA Plan, the Company negotiated amendments to certain terms of the Renvest Credit Facility (as defined in Note 9(c) of the condensed interim consolidated financial statements for the period ended September 30, 2014). The Facility amendments provide among other things the following key changes:

•	the maturity date of the Facility was extended to December 31, 2015 from July 25, 2014;
•	mandatory repayments of $1.0 million of principal amount plus accrued and unpaid interest shall be made each month from and including July 2014 to and including November 2015, with the balance of all outstanding obligations to be repaid on December 31, 2015;
•	the Lender shall have a right to convert up to $5.0 million of the outstanding obligations under the Facility into equity at a specified conversion price (subject to certain anti-dilution protections); and
•	existing breaches, defaults and events of default under the Facility were waived by the Lender.

In connection with the above amendments, the Company agreed to repay immediately to the Lender $10.0 million on account of the outstanding obligations under the Facility and the Lender waived its rights under the Facility to receive any portion of the net proceeds of the Share Offering, with the exception of the agreed upon $10.0 million repayment described above.

Capital Structure

(All figures in US$ millions, except number of Common Shares)

As at September 30, 2014
Bank Indebtedness	$15.3
Renvest Facility	16.8
Vale Note	8.2
Total Debt	$40.3
Less: Cash and Cash Equivalents	(19.1)
Total Net Debt[1]	$21.2
Number of Common Shares Outstanding	111.1 million

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 22

Senior Management

Effective August 25, 2014 the Company appointed Mr. Neil Hepworth as Chief Operating Officer. Mr. Hepworth is a Mining Engineer with over 30 years of experience, the majority of which is related to underground mining operations. Previously he was the Senior Vice President of Development and Brazil Operations for Aura Minerals Inc., Vice President of Operations for both European Goldfields Ltd and Crew Gold Corp. and Mine Manager for Rio Tinto at Neves Corvo underground mine in Portugal. Mr. Hepworth has held progressively responsible technical and operational roles in both major and junior companies and is recognized for his geotechnical expertise in mine operations in Africa, Europe and South America. He holds a Bachelors of Science degree in Geology and a Masters of Science degree in Mining Engineering.

Health and Safety

Jaguar is committed to a zero-incident work culture with a safety environment based on team work and demonstrated leadership. Over the past two of years, the Company has implemented key safety programs and activities, including policies, training for all employees, special training for emergency response teams, risk assessment processes, and highlighting the importance of safety in all management forums.

The management team is highly focused on implementing the “safety first” culture in the organization. Some key initiatives underway include, but are not limited to:

•	Providing employees, contractors, and visitors with safety orientation, training courses, and other programs that reinforce the safety culture;
•	Safety team undertaking a periodic risk assessment at sites.

Along with safety, health and hygiene is given key importance at sites including management of dust and noise.

During 2014, the cumulative Lost Time Incidents over the last twelve months have reduced to 4 as compared to 11 incidents in 2013.

For each incident, management identifies the likely causes and develops remediation plans to prevent future recurrences. The overall LTI frequency rate (number of lost-time injuries per million hours worked) has seen a steady drop since 2011.

Human Resources

Headcount at Jaguar Mining remained consistent in Q3 2014 as compared to the previous quarter maintaining the necessary operations personnel; however, management continued its cost reduction program at the Brazilian operations. The company had a headcount of 1,207 people at September 30, 2014.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

Related-Party Transactions

The Company incurred legal fees from Azevedo Sette Advogados (“ASA”), a law firm whose partner is Luis Miraglia, a director of Jaguar. Fees paid to ASA are recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss – and amount to $16,000 and $38,000 for the three and nine months ended September 30, 2014, respectively ($12,000 and $134,500 for the three and nine months ended September 30, 2013, respectively).

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The Company incurred consulting expenses from Hermann Consulting Inc. (“Hermann”), a company owned by Fred Hermann, a former director of Jaguar. Fees paid to Hermann were recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss – and amount to $nil and $93,000 for the three and nine months ended September 30, 2014, respectively ($114,000 and $221,000 for the three and nine months ended September 30, 2013, respectively).

LITIGATION AND CONTINGENCIES

Labour Practices

Brazilian labour law is a complex system of statutes and regulations. Labour claims initiated by employees are quite common practice in Brazil and one endemic for companies operating in Brazil. Labour lawsuits are inexpensive and represent minimum risk for employees. Also, in most of the cases, the burden of proof will lie on the defendant Company to disprove the plaintiff’s allegations. That, coupled with an overall hyper-sensitivity of the Labour Courts to a perceived imbalance in the employer-employee relationship, has historically led courts to overcompensate with an overall employee protectionist approach. As such, corporate labour compliance is a key point in Brazilian-based operations to minimize the impact of labour claims. Strict compliance and, more importantly, properly documented procedures to support compliance are extremely important. The Company has historically not been in full compliance of labour regulations nor did it have the proper procedures or documentation in place to support labour claims defences, which led to the bulk of the litigation contingencies recorded.

In March 2013, Management retained external counsel to audit the Company’s labour practices in Brazil to determine areas of improvement. As a result, management received a report which identified areas of concern and potential labour liability (the “Report”). The final Report identified at least 47 labour law violations in the Company’s legacy human resource practices capable of generating financial liability and an additional violation was identified by management, totaling 48 labour law violations. Management has been tracking the 48 violations and has since implemented changes in procedures to eliminate those issues going forward and has made significant progress during 2014 and during the period ended September 30, 2014, in addressing the deficiencies.  The Human Resource Department continues to monitor the implementation of those deficiencies. Currently, 73% of the identified violations have been remedied, while 25% are in progress and the remaining 2% are pending action. Going forward the Company expects to strengthen such compliance procedures by reassessing key controls which includes the assessment of such initiatives in conjunction with the legal department.

Labour Lawsuits

As of September 30, 2014, there were 393 employee-initiated lawsuits against the Company, largely related to wages.  The aggregate face amount of the legacy lawsuits approximates to $21.0 million; however, based on management's assessment of the likelihood of loss related to these lawsuits, the Company has recorded $6.3 million as legal contingencies as at September 30, 2014, of which approximately $5.5 million are likely to be incurred within the next 18 months.  During the third quarter of 2014, the aggregate court and settlement costs were $1.0 million.  There can be no assurance that additional lawsuits will not be filed against the Company in the future with respect to past practices.

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Litigation with Former Directors and Officers

On July 30, 2013, Daniel R. Titcomb (“Titcomb”), the Company’s former President and Chief Executive Officer, and a group of former officers, a former Director and a former related party (Brazilian Resources Inc. -“BZI”, a company of which Titcomb is a Director) (“Plaintiffs”), filed a complaint (the “Complaint”) in New Hampshire against the Company and selected current and former directors (the “Named Directors”) of the Company.  Among other items, the Complaint alleges wrongful termination of Titcomb on December 6, 2011 and mismanagement of the strategic review process regarding the possible change of control of Jaguar which ended May 8, 2012.

On November 21, 2013, the Company and the named directors filed motions to dismiss various aspects of the Complaint on a number of grounds (the “Motions to Dismiss”).

On December 27, 2013, the Plaintiffs filed a motion to (i) stay the Complaint until the Ontario Superior Court of Justice (Commercial List) lifts the stay in the CCAA proceeding or the CCAA proceeding  is concluded; and (ii) stay and suspend the deadline for the Plaintiffs to respond to the Motions to Dismiss.  The Company and the Named Directors did not object to this motion.  An order granting the requested stay was issued by the U.S. District Court for the District of New Hampshire on December 30, 2013.

On February 5, 2014, the Company entered into an agreement with the plaintiffs providing, among other things, that upon implementation of the CCAA Plan, the plaintiffs shall have no right to, and shall not, make any claim or seek any recoveries under the Complaint, other than enforcing such Plaintiffs’ rights, if any, to be paid from the proceeds of an enumerated company or director and officer insurance policy by the applicable insurers.  The Company agreed that, upon implementation of the CCAA Plan and if requested by the plaintiffs in the Complaint, it would withdraw its counterclaims against the plaintiffs in the Complaint.

On April 22, 2014, the CCAA Plan was implemented, thereby giving effect to the February 5, 2014 agreement between the Company and the Plaintiffs.  The Plaintiffs have not at this time requested that the Company withdraw its counterclaims against them.

On August 15, 2014, as required by the Canadian settlement agreement, Titcomb filed an amended complaint against the Company and the former directors named in the original suit in the federal court in New Hampshire.  That claim was intended to be limited to Titcomb’s employment claims, but Titcomb also included aspects of the claims relating to the strategic review process.  The Company will move to dismiss those additional claims.  On September 30, 2014, the Company filed an amended answer for the Company and the directors. Again, as required in the Canadian settlement, the Company dropped its counterclaim.  No discovery has been taken in that action as of this date. The Company has been informed that the Plaintiffs filed a Notice of Action with the Ontario Superior Court of Justice (Commercial List) on May 7, 2014.  The Notice of Action is subject to the terms of the February 5, 2014 agreement and the CCAA Plan.  As of this date the Complaint in the Canadian action has not yet been served. No accrual has been recorded with respect to the Complaint or the Notice of Action.

MSOL vs. Brazilian Resources, Inc.

BZI failed to pay to the Company on December 31, 2012 and December 31, 2013, an amount of $197,872 for each year, totaling the amount of $395,744 by way of a note payable.  The Company is pursuing redress through court action in Brazil and currently has a lien on real estate in Concord, New Hampshire to ensure the protection of its interests against BZI.  Subsequent to quarter end, after the sale of the above mentioned real estate, an amount was deposited in an escrow account with the Company’s law firm for release upon definition of the outcome of the claim.

BZI also has yet to pay R$387,839 (approximately $166,000) in respect of a Brazilian labour court settlement.  By way of background, in 2008, a Brazilian labour claim settlement for R$378,158 was awarded against a BZI subsidiary in Brazil known as BW Mineração Ltda. (“BZI BW”).  As BZI BW failed to pay the court ordered claim and the Brazilian labour court considered MSOL, MTL and BZI BW, to be an economic group, and MSOL and MTL had funds taken directly from their Brazilian bank accounts by the court to settle the R$378,158 claim on BZI BW’s behalf.  BZI subsequently agreed to repay the amount awarded by the court to MSOL and MTL. The BZI liability is denominated in Brazilian Reais in the amount of R$387,839, and bears interest at U.S. LIBOR payable quarterly. No payment of interest, accrued interest or principal has been made to date, nor has BZI confirmed a date when it intends to pay its debt outstanding. The Company is pursuing court action in the Merrimack Superior Court of New Hampshire, USA, to obtain repayment in full.

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 25

Environmental Issues

The Company’s operations are subject to environmental regulation in Brazil.  The Company has not been in full compliance with all environmental laws and regulations or held, or been in full compliance with, all required environmental and health and safety permits at all times.  The Company is currently subject to a number of reclamation and remediation liabilities and may have civil or criminal fines or penalties imposed for alleged violations of applicable laws or regulations in Brazil.  The Company has implemented and prioritized control structures and monitoring programs to address environmental non-compliance, and a reclamation plan for its mining/project sites is being prepared.

RISKS AND UNCERTAINTIES

The business of Jaguar involves significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are related to the mining industry in general while others are specific to Jaguar. The Company’s exposure to risks and other uncertainties are particularly described in the Company’s Annual Information Form and in the form 20-F for the period ended December 31, 2013. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

DEVELOPMENT AND EXPLORATION

Gurupi Project

The Gurupi Project, wholly owned by the Company through its Brazilian subsidiary MCT, is located in the State of Maranhão, Brazil, and comprises a total area of 138,548 hectares made of 44 mineral claims, of which 12 new targets have recently been added and for such reason have not yet been included in the Company's mineral resource estimates or feasibility studies related to the Gurupi Project to date. The Company anticipates that these additional targets have the potential to further increase mineral resources at Gurupi.

On October 14, 2013, the Company became aware that the Federal Public Prosecutor in São Luis, Maranhão, Brazil, filed a lawsuit against MCT Mineração Ltda. (“MCT”), a wholly-owned subsidiary of the Company that holds the Gurupi project, claiming that:

•	MCT should be classified as a “foreign company”, and therefore be completely restricted from carrying on operations in Brazil and, in particular, at the Gurupi project;
•	there are purported irregularities in the environmental licensing, mainly as the installation license previously granted to MCT covers only a fraction of the area in which MCT will operate; and
•	there is no INCRA agreement for MCT’s surface rights, which include an area in which there is a settlement of inhabitants that will be affected by the proposed project.

MD&A – Third quarter ended September 30, 2014	Jaguar Mining Inc. | 26

The Public Prosecutor requested an urgent (preliminary) decision from the Court claiming that if MCT’s activities continued, it would be prejudicial to the State of Maranhão.

In a hearing held in the Federal Court in São Luis on November 13, 2013, at which MCT was neither invited to attend or was present at, the judge decided to:

•	suspend the environmental licenses granted to MCT;
•	prohibit any construction of the gold beneficiation plant; and
•	cease any negotiations with local residents without the participation of INCRA.

MCT has not been served with the formal notice relating to the Federal Court’s decision. The Company has retained the services of a legal firm to review the claims and prepare a response. The Company intends to vigorously defend its Gurupi interests and believes that the claims are without merit.

During Q3 2014, the Company also resumed initiatives to reengage the community and work closely with various local government, local environmental authorities and stakeholders in the region focusing on the reinstatement of the necessary licenses for the development of the project. While the licensing remains at discussion, the Company expects to perform low cost investigations including metallurgical test work and mine planning work to evaluate all options focusing on development alternatives that might lower the projected CAPEX and diminishing the time of development of the Gurupi Project.

Pedra Branca Project

The Pedra Branca Project is located in the State of Ceará in northeastern Brazil and is currently comprised of 21 exploration licenses, including 3 with final approved report, totaling 34,228 hectares covering a 38-kilometer section of a regional shear zone. The concessions are located in and around municipal areas with good infrastructure. The mineralized structures are open along strike with potential for significant gold mineralization.

Further work on the Pedra Branca Project the Company, has been delayed as the Company focuses its efforts on the operating projects, Turmalina and Caeté operations.  Consequently, the Company made only those expenditures required to maintain the claims and land tenure in good standing.

The Pedra Branca Project is 100% owned by Jaguar through its wholly owned subsidiary MSOL.  Based on the acquisition agreement of the project, Glencore Strata plc. holds rights to a Net Smelter Royalty (“NSR”) of one percent (1%) on future gold production and rights of first refusal on any Base Metal Dominant Deposit (as defined in the amendment) discovered, which if exercised, would allow Glencore Xstrata plc. to hold 70% of equity in a newly formed legal entity to hold such rights upon payment of three hundred percent (300%) of the Company’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

Turmalina - Zona Basal Project

The Company has completed an Exploration Report on the Zona Basal target, located 3 kilometers west of the Turmalina plant facility and filed it with the Brazilian Federal authority for mineral rights Departamento Nacional de Produção Mineral (“DNPM”), applying for a Mining Permit. The Company intends to continue exploration on this target.

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Palmital and Bocaina

The Company has applied for exploration permits for Iron minerals in its Palmital and Bocaina gold exploration permits, located 26 km from Itabirito, state of Minas Gerais, Brazil.

Jaguar has filed a communication to DNPM declaring the existence of a mineral deposit containing Iron, on its gold exploration permits in the Bocaina and Palmital areas, located at approximately 130 meters from the gate to Palmital gold mine, now under care and maintenance. The access to the area is the same as for the Palmital gold mine.

Additionally, Jaguar has applied for a Guia de Utilização (an exploration authorization) with DNPM (“Departamento Nacional de Produção Mineral”), the federal mineral rights agency, and a LOP (Licença de Operação para Pesquisa or Exploration License) with SUPRAM (Superintendência de Regularização Ambiental de Minas Gerais), the state environmental agency.

Based on the initial exploration activities conducted to date, a talus type of iron minerals deposit, containing hematite, itabirite, and quartz fragments, cemented by limonite, goethite and other iron and clay minerals, has been mapped and surveyed by Jaguar. Seven channel samples were collected from outcrops by Jaguar geologists, and sent to SGS Geosol Laboratórios LTDA., an independent laboratory in Belo Horizonte, Brazil, for screening, sample preparation, and analysis, providing the following results.

Natural Pellet	mE	mS	Altitude (masl)	>6.3mm (%)	Fe (%)	SiO2 (%)	Al2O3 (%)	P (%)	Mn (%)	LOI (%)
CFEPL0001	639,160	7,774,004	1,345	48.81	60.10	1.91	5.27	0.055	0.03	5.97
CFEPL0002	639,251	7,774,141	1,358	48.62	63.10	2.28	3.61	0.064	0.02	3.33
CFEPL0003	639,386	7,774,466	1,401	36.01	55.70	5.16	8.77	0.052	0.08	5.81
CFEPL0004	639,376	7,774,429	1,395	52.44	57.00	2.25	8.60	0.060	0.04	6.75
CFEPL0005	639,333	7,774,354	1,390	58.41	61.10	1.35	5.84	0.070	0.06	5.24
CFEPL0006	639,314	7,774,361	1,384	39.33	61.70	1.31	5.50	0.062	0.03	5.24
CFEPL0007	639,186	7,773,915	1,341	64.33	58.00	3.13	7.02	0.078	0.04	6.55
Average				49.71	59.56	2.41	6.35	0.064	0.04	6.26

Fines	mE	mS	Altitude (masl)	<6.3mm (%)	Fe (%)	SiO2 (%)	Al2O3 (%)	P (%)	Mn (%)	LOI (%)
CFEPL0001	639,160	7,774,004	1,345	51.19	59.20	3.86	5.29	0.055	0.04	5.11
CFEPL0002	639,251	7,774,141	1,358	51.38	53.80	10.5	6.04	0.073	0.02	5.53
CFEPL0003	639,386	7,774,466	1,401	63.99	44.80	15.6	11.60	0.042	0.03	7.05
CFEPL0004	639,376	7,774,429	1,395	47.56	55.80	4.45	8.11	0.057	0.05	6.53
CFEPL0005	639,333	7,774,354	1,390	41.60	57.20	3.41	7.59	0.074	0.04	6.85
CFEPL0006	639,314	7,774,361	1,384	60.67	59.00	2.95	6.34	0.066	0.04	6.16
CFEPL0007	639,186	7,773,915	1,341	35.67	57.30	4.44	6.69	0.083	0.05	6.55
Average				50.29	54.87	6.02	7.24	0.066	0.04	6.26

The elemental and oxide grades were analyzed by X-ray fluorescence, and loss on ignition (“LOI”) was determined by high temperature ashing. The location of the samples is indicated on the table by their UTM coordinates - Datum Córrego Alegre.

The grades shown are conceptual in nature, and there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the target being delineated as a mineral resource. The Company may conduct further exploration to delineate and evaluate the talus deposit upon receipt of applicable licensing and approvals.

QUALIFIED PERSON

Wilson Miola, an independent “qualified person” as such term is defined in National Instrument 43-101, has approved the technical information in this MD&A.

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OUTSTANDING SHARE DATA

As at November 11,
2014

Issued and outstanding common shares	111,111,038
Stock options	2,679,735
Deferred Shares Units	1,600,566
Total	115,391,339

NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures cash operating margin per ounce of gold produced, cash operating cost per tonne of ore processed, and cash operating cost per ounce of gold produced, all-in costs per ounce of gold sold and earnings before tax, depreciation and amortization (“EBITDA”) in this document. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions of these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

Reconciliation of cash operating costs per ounce sold, all-in sustaining costs, all-in costs per ounce sold

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	Three Months Ended September 30,		Nine Months Ended September 30,
($ thousands, except where indicated)	2014	2013	2014	2013
Cost of production (per statement of income)	$22,312	$20,451	$66,923	$67,231
General & Administration Expenses	3,488	3,370	10,561	11,503
Corporate stock-based compensation	479	55	1,224	346
Sustaining capital expenditures[2]	7,361	4,567	16,484	18,416
Reclamation - accretion (operating sites)	257	262	663	783
All-in sustaining costs[1]	$33,897	$28,705	$95,855	$98,279

Non-sustaining capital expenditures[2]	120	224	556	963
Exploration and evaluation costs (greenfield)	96	160	217	761
Reclamation - accretion (non-operating sites)	175	182	668	553
Care and maintenance (non-operating sites)	510	487	1,636	1,940
All-in costs[1]	$34,798	$29,758	$98,932	$102,496

Ounces of gold produced	22,374	26,300	69,601	73,639
Ounces of gold sold	22,681	24,111	70,864	72,347

Cash operating costs per ounce sold[1]	$984	$848	$944	$929
All-in sustaining cost per ounce sold[1]	$1,494	$1,191	$1,353	$1,358
All-in cost per ounce sold[1]	$1,534	$1,234	$1,396	$1,417

1 Cash operating costs, all-in sustaining costs and all-in costs are all non-gaap financial performance measures with no standard definition under IFRS. Result may not calculate due to rounding.

2Capital expenditures are in included in our calculation of all-in sustaining costs and all-in costs. Sustaining capital includes primary development for operating mines which are expected to beneft next two years. Expenditures exceeding the two year time frame are disclosed as non-sustaining capital expenditure.

Reconciliation of Net Income to EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
($ thousands, except where indicated)	2014	2013	2014	2013
Net income (Loss)	$(9,491)	$(13,192)	$221,393	$(82,835)
Income tax expense	2,250	1,051	3,010	1,406
Finance costs	1,551	9,084	8,755	26,221
Finance income	(150)	(139)	(474)	(652)
Depreciation	7,994	8,416	24,547	25,096
EBITDA	$2,154	$5,220	$257,231	$(30,764)

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Calculation of cash operating cost per ounce produced

	Three Months Ended September 30,		Nine Months Ended September 30,
($ thousands, except where indicated)	2014	2013	2014	2013
Consolidated

Production costs per income statement	$22,312	$20,451	$66,923	$67,231
Royalty and CFEM	(773)	(816)	(2,662)	(2,843)
Other adjustments	283	$687	$2,396	$(2,373)
Change in inventory	(142)	$1,954	$(257)	$1,756
Operational cost of gold produced	$21,680	$22,276	$66,400	$63,771
Gold produced (ounces)	22,374	26,300	69,601	73,639
Cash operating costs (per ounce produced)	$969	$847	$954	$866

Turmalina Plant
Production costs per income statement	$9,391	$9,072	$30,451	$29,399
Royalty and CFEM	(587)	(571)	(2,064)	(2,018)
Other adjustments	-	-	(493)	-
Change in inventory	(308)	828	(466)	383
Operational cost of gold produced	$8,496	$9,329	$27,428	$27,764
Gold produced (ounces)	11,336	12,308	35,901	32,974
Cash operating costs (per ounce produced)	$749	$758	$764	$842

Caeté Plant
Production costs per income statement	$12,921	$11,379	$36,472	$37,832
Royalty and CFEM	(186)	(245)	(598)	(825)
Other adjustments	283	687	2,889	(2,373)
Change in inventory	166	1,126	209	1,373
Operational cost of gold produced	$13,184	$12,947	$38,972	$36,007
Gold produced (ounces)	11,038	13,992	33,700	40,665
Cash operating costs (per ounce produced)	$1,194	$925	$1,156	$885

1 Cash operating costs, all-in sustaining costs and all-in costs are all non-gaap financial performance measures with no standard definition under IFRS.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the assessment of recoverability of the carrying amount of property, plant, and equipment and mineral exploration projects, valuation of recoverable taxes, deferred tax assets and liabilities, reclamation provisions, derivatives, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain. Changes in those estimates could materially impact the Company’s condensed interim consolidated financial statements.

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The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized are discussed in Note 3 of the Company’s December 31, 2013 annual consolidated financial statements and annual MD&A, which are available on SEDAR and EDGAR.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The accounting policies applied in the condensed interim consolidated financial statements as at September 30, 2014 are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2013, with the exception of the following standards and interpretations adopted in 2014:

-	IFRIC 21 – Levies (“IFRIC 21”) - In May 2013, the IFRS Interpretations Committee (IRFIC), with the approval of the IASB, issued IFRIC 21 – Levies. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, and is to be applied retrospectively. The adoption of IFRIC 21 had no material impact on the Company’s unaudited condensed interim consolidated financial statements.

-	IAS 32 – Offsetting of financial instruments (“IAS 32”) - The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. There was no material impact on the Company’s unaudited condensed interim consolidated financial statements upon adoption of these amendments.

-	IAS 36 - Impairments of Assets (“IAS 36”) was amended by the IASB in May 2013 to clarify the requirements to disclose the recoverable amounts of impaired assets and require additional disclosures about the measurement of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. There was no impact on the Company’s unaudited condensed interim consolidated financial statements upon adoption of these amendments.

Future Accounting Policy Changes Issued but Not Yet in Effect

The following are new pronouncements approved by the IASB. The following new standards and interpretations are not yet effective and have not been applied in preparing the financial statements for the three and six months ended June 30, 2014; however, they may impact future periods:

IFRS 9 Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

IFRS 15 Revenue from Contracts with Customers was issued by IASB in May 2014. It specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 is effective for annual reporting periods beginning on or after 1 January 2017. The impact of IFRS 15 on the Company’s consolidated financial statements has not yet been determined.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (as such term is defined under rules adopted by the U.S. Securities Exchange Commission and National Instrument 52-109 as issued by the Canadian Securities Administrator). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes during the quarter ended September 30, 2014 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the Company’s future objectives, Measured and Indicated Mineral Resources, Proven and Probable Mineral reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in mineral reserves. Forward-Looking Statements can be identified by the use of words such as, “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project delays and cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of civil insurrection, labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2013, filed on SEDAR and available at www.sedar.com. Further information about the Company is available on its corporate website at www.jaguarmining.com.

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CAUTIONARY NOTE TO U.S. INVESTORS

The disclosure in this MD&A and documents incorporated by reference has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

Unless otherwise indicated, all mineral reserves and mineral resources estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators (“CSA”) that establishes standards for all public disclosure a Canadian issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”), and mineral reserve and mineral resource information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Annual Information Form uses the terms “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources.” U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “Mineral Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made. U.S. investors are cautioned not to assume that any part of the “Measured Mineral Resource” or “Indicated Mineral Resource” will ever be converted into a “Mineral Reserve.” U.S. investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “Inferred Mineral Resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a Mineral Resource is also permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “Mineral Reserves” by SEC standards as in-place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of “Mineral Reserves” are also not the same as those of the SEC, and Mineral Reserves reported in compliance with NI 43-101 may not qualify as “Mineral Reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth may not be comparable with information made public by companies that report in accordance with U.S. standards.

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CORPORATE DIRECTORY

BOARD OF DIRECTORS

Richard D. Falconer(1)(3) Chairman

George M. Bee

Edward V. Reeser(1)(2)(3)

Luis R. Miraglia(2)

Stephen Hope(1)(2)

Jared Hardner(3)

Robert J. Chadwick

(1). Audit & Risk Committee

(2) Governance, Compensation and Nominating Committee

(3) Safety, Environmental, Technical & Reserves Committee

OFFICERS AND SENIOR MANAGEMENT

George M. Bee

Chief Executive Officer

Derrick H. Weyrauch

Chief Financial Officer

Neil Hepworth

Chief Operating Officer

Cintia Zanellato

Corporate Secretary and General Counsel

PRINCIPAL EXECUTIVE OFFICE

67 Yonge Street, Suite 1203

Toronto, ON M5E 1J8

Canada

Phone: (416) 628-9601

Fax: (647) 494-8885

Website: www.jaguarmining.com

ADMINISTRATIVE OFFICES

Rua Levindo Lopes, 323 - Funcionários

CEP 30140-170 - Belo Horizonte

Brazil

REGISTERED OFFICE

67 Yonge Street, Suite 1203

Toronto, ON M5E 1J8

Canada

AUDITORS

KPMG LLP

Toronto, ON, Canada

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Toronto, ON, Canada

Azevedo Sette Advogados

Belo Horizonte, MG, Brazil

BANKS

HSBC

Toronto, ON, Canada

Royal Bank of Canada

Toronto, ON, Canada

STOCK TRANSFER AGENT

Computershare Investor Services Inc.

100 University Avenue, 9th Floor

Toronto, ON M5J 2Y1

Canada

Phone: 1 (800) 564-6253

Fax: 1 (866) 249-7775

Email: service@computershare.com

EXCHANGE LISTING

TSX-V: “JAG”

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